EXHIBIT 99.1
                                                                  ------------


WESTERN OIL SANDS

INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006


MESSAGE TO SHAREHOLDERS

Western Oil Sands Inc. ("Western") announced today its financial and operating results for the first quarter of 2006. Western generated net revenue of $139.2 million, EBITDAX of $62.1 million and cash flow from operations of $47.8 million ($0.30 per share) and a net loss of $21.6 million ($0.13 per share) in the first quarter of 2006. By comparison, in the first quarter of 2005, Western generated net revenue of $91.7 million, EBITDAX of $27.4million, cash flow from operations of $10.8 million ($0.07 per share) and a net loss of $1.9 million ($0.01 per share). In the first quarter of 2006, our net loss included $68.3 million in unrealized foreign exchange and unrealized risk management losses ($45.2 million net of tax) compared to an unrealized foreign exchange loss of $2.7 million ($2.2 million net of tax) for the first quarter of 2005. Excluding the impact of risk management and foreign exchange losses each net of tax, net earnings for the first quarter of 2006 would have equated to $23.6 million compared to net earnings of $0.3 million for the prior year period.

     Western's financial performance during the first quarter of 2006 was positively impacted by a 27 per cent increase in West Texas Intermediate ("WTI") prices and the absence of production volumes subject to fixed-priced swap contracts. However, wider light to heavy crude oil differentials, a strengthening Canadian dollar relative to the US dollar compared to the first quarter of 2005, and a production interruption associated with repairs to the conveyor belt at the Mine had an adverse impact on our results.

HIGHLIGHTS

o During the first quarter of 2006, production averaged 25,945 barrels per day net to Western compared to 26,503 barrels per day net to Western in the first quarter of 2005. Production for the quarter was lower than anticipated due to an unplanned slowdown at the Mine resulting from a longitudinal tear in the conveyor belt that transports bitumen ore from the primary crushers at the Mine to the Extraction Plant. Through the dedicated efforts of personnel at the Mine, the Project operated at approximately one-third of stated design rates while the replacement belt was prepared for installation. The installation itself was flawlessly executed and completed ahead of schedule with production interruptions limited to 22 days starting from February 24th. Full production resumed earlier than anticipated and subsequent to this repair, rates have exceeded stated design rate capacity averaging approximately 34,000 barrels per day net to Western from the date of return to full operations to the end of the quarter.

o Western announced a significant increase in its undeveloped land base as part of its year-end disclosure. Over the course of the last year, the land position held by Joint Venture Participants has increased to over 280,000 acres, of which 71 per cent represents mineable leases. As a result, Western's rights with respect to its net undeveloped land acreage has more than doubled to 60,000 acres.

o As previously disclosed, Western purchased Lease 353 during 2005 which may be conducive to in-situ development. This lease acquisition directly aligns with our long-term growth strategy to capture large hydrocarbon resources with long-life potential and complements our existing asset base. It is estimated that over 80 per cent of the oil sands resource in the Athabasca region is in-situ and Western's lease acquisition represents the initial step of a more comprehensive in-situ program. Over the past year, we have augmented our technical team and expanded our core competencies to take advantage of opportunities such as this, and this team has been instrumental in developing our long-term in-situ participation and technical development strategy.

o As an entrepreneurial growth-oriented company focused on shareholder value creation, Western's strategy includes opportunistically growing our business and leveraging our strengths by taking our core competencies and skills and applying them to new business opportunities. In this regard, we continue to identify and evaluate new business opportunities related to large, long-life resource capture and technology development. In addition, in response to the wider light to heavy crude oil differentials currently being experienced in the market, Western is independently evaluating different forms of upgrading and refining in order to reduce the impact of heavy oil differentials. Moreover, we continue to evaluate various downstream initiatives which vary in size and scope, all of which are focused on the further upgrading of heavy oil products. As a matter of policy, Western does not discuss any specific business opportunity until such time as it has been fully considered, it is contractually secured or it is material to Western.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of April 26, 2006 and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended March 31, 2006 and 2005 and the Audited Consolidated Financial Statements at December 31, 2005 included in the Annual Report. It offers Management's analysis of our financial and operating results and contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors of the Company's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad.

     For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com.

Highlights
                                                                         Three Months Ended March 31
-----------------------------------------------------------------------------------------------------
                                                                                   2006         2005
-----------------------------------------------------------------------------------------------------
Operating Data
    Bitumen Production (bbls/d)                                                  25,945       26,503
    Synthetic Crude Sales (bbls/d)                                               37,188       34,488
    Operating Expense per Processed Barrel ($/bbl)                                26.12        25.46
Financial Data ($ thousands, except as indicated)
    Net Revenue                                                                 139,248       91,743
    Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1) (2)                    55.31        38.76
    EBITDAX (1) (3)                                                              62,100       27,416
    Cash Flow from Operations (4)                                                47,770       10,770
    Cash Flow per Share - Basic ($/Share) (1) (5)                                  0.30         0.07
    Risk Management Loss                                                        (67,724)           -
    Net Loss (6)                                                                (21,575)      (1,944)
    Net Loss Per Share ($/Share)
       Basic and Diluted                                                          (0.13)       (0.01)
    Net Capital Expenditures (7)                                                 35,331       17,554
    Long-term Financial Liabilities (8)                                         661,765      827,553
    Long-term Debt                                                              525,195      773,320
    Weighted Average Shares Outstanding - Basic (Shares)                    160,568,322  159,958,482
=====================================================================================================

(1)  Please refer to page 11 for a discussion of Non-GAAP financial measures.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs, net of hedging activities, divided by total Synthetic Crude Sales for the period. Please refer to page 4 for calculation.
(3) Earnings before interest, taxes, depreciation, depletion, amortization, stock based compensation, accretion on asset retirement obligation, risk management and foreign exchange as calculated on page 9.
(4) Cash flow from operations is expressed before changes in non-cash working capital.
(5) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.
(6)  Western has not paid dividends in any of the above referenced periods.
(7) Net Capital Expenditures are capital expenditures net of any insurance proceeds received during the period.
(8) Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.

OPERATING RESULTS

Production

During  the  first quarter of 2006, Western's  net  bitumen production averaged

25,945 barrels per day compared to 26,503 barrels per day in the first quarter of 2005. Unplanned operational outages impacted production in both the first quarter of 2006 and 2005. First quarter 2006 production was predominantly impacted by the unplanned outage and subsequent replacement of the conveyor belt at the Mine which transports bitumen ore from the primary crushers to the Extraction Plant. In the first quarter of 2005, production was interrupted due to completion of repairs stemming from unplanned outages at the Upgrader in the fourth quarter of 2004. During the second quarter of 2006, the Athabasca Oil Sands Project ("AOSP") is undertaking a full planned turnaround of the entire Project. Considerable care and planning has been directed to this effort to ensure an expeditious return to full production in mid-2006. It is anticipated the turnaround activities will span an eight-week time period, where a portion of this schedule will be associated with an operational slowdown prior to the shutdown and a subsequent ramp-up period to full production.

Net Revenue                                                      Three Months Ended March 31
------------------------------------------------------------------------------------------------
($ thousands, except as indicated)                                         2006         2005
------------------------------------------------------------------------------------------------
Revenue
    Oil Sands (1)                                                       185,355      120,309
    Marketing and Transportation                                         22,405       45,823
    Total Revenue                                                       207,760      166,132
================================================================================================
Purchased Feedstocks and Transportation
    Oil Sands                                                            46,205       27,565
    Marketing and Transportation                                         22,307       46,824
    Total Purchased Feedstocks and Transportation                        68,512       74,389
================================================================================================
Net Revenue
    Oil Sands (1)                                                       139,150       92,744
    Marketing and Transportation                                             98       (1,001)
    Total Net Revenue                                                   139,248       91,743
Synthetic Crude Sales (bbls/d)                                           37,188       34,488
Realized Crude Oil Sales Price ($/bbl) (2)                                55.31        38.76
================================================================================================

(1) Oil Sands Revenue and Net Revenue are presented net of Western's hedging activities.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs divided by total Synthetic Crude Sales for the period. For the three months ended March 31, 2006, $0.2 million (Q1-2005 - nil) has been incurred for transportation costs related to Oil Sands.


Revenue

Western recorded crude oil sales revenue of $207.8 million in the first quarter of 2006, including $185.4 million from the sale of proprietary production, compared to $166.1 million in the first quarter of 2005, including $120.3million from the sale of proprietary production. This year-over-year increase is largely the result of a higher realized selling price per barrel due to higher underlying WTI prices, combined with the absence of production volumes subject to fixed price swap contracts compared to the prior year period, partially offset by a strengthening of the Canadian dollar relative to the US dollar and wider heavy crude oil differentials. Should crude oil prices maintain their present levels, Western anticipates materially higher realized crude sales prices over the remainder of fiscal 2006 relative to the comparable prior year period as a result of the expiry of the fixed price hedging program on December 31, 2005. Western does not have any 2006 production volumes subject to risk management activities at the present time.

     Oil sands sales volumes, which include bitumen and purchased feedstocks, averaged 37,188 barrels per day in the first quarter of 2006 compared to

34,488 barrels per day in the first quarter of 2005. Sales volumes in the first quarter of 2006 were approximately 10 per cent higher compared to first quarter of 2005 and were adversely impacted by an unplanned repair and replacement of the conveyer belt at the Mine, resulting in reduced saleable product volumes ultimately produced from the Upgrader.

     The first quarter of 2006 was characterized by continued strength in commodity prices with WTI averaging US$63.48 per barrel for the quarter, a six per cent increase over the fourth quarter of 2005 and a 27 per cent increase compared to the prior year period. Western's realized price increased to $55.31 per barrel in the first quarter of 2006 as compared to $38.76 per barrel the prior year period. Sales price realizations increased by $4.66 per barrel from the fourth quarter of 2005. During these same time periods, heavy oil differentials, which are correlated to the price of WTI, widened. With heavy oil products in the overall sales mix, absolute commodity prices and heavy oil market differentials affect average synthetic crude oil price realizations. Western's price differential widened compared to the prior year period as a result of broader market forces which caused heavy oil differentials to widen to 46 per cent of WTI compared to 40 per cent of WTI in the first quarter of 2005 or, in absolute dollar terms, approximately US$29.00 per barrel in the first quarter of 2006 compared to approximately US$20.00 per barrel in the prior year period. This represents a 47 per cent increase in the last 12 months. This was partially offset by marginally lower heavy volumes in percentage terms in the overall sales mix. Subsequent to the end of the first quarter, the light to heavy differential narrowed considerably as a result of several factors, the most significant of which include: seasonal asphalt demand causing refiners to process additional volumes of available heavy crude oil and the opening of new incremental markets for Canadian heavy crude oil into the United States.

     Western generated net revenue of $139.2 million in the first quarter of 2006, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. By comparison, net revenue of $91.7 million was recorded in the first quarter of 2005. Feedstocks are crude oil products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used to create various blends of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.

Operating Costs

Western's unit cash operating costs were $26.12 per processed barrel for the first quarter of 2006 compared to $25.44 (restated) per processed barrel for the first quarter of 2005 and $23.44 per processed barrel for the fourth quarter of 2005. Compared to the first quarter of 2005, this increase is largely attributable to operational outages predominantly stemming from the conveyor belt repair at the Mine during the first quarter. As the majority of our operating costs are fixed in nature, lower than anticipated production results in a higher unit operating cost as fixed costs are allocated over fewer barrels. Higher operating costs compared to the same time period last year also reflect higher natural gas costs.

     Compared to the fourth quarter of 2005, unit operating costs increased $2.68 per processed barrel in the first quarter of 2006. This increase was largely due to decreased bitumen production during the first quarter of 2006 which occurred as a result of the unplanned repair and replacement of the conveyor belt, somewhat offset by reduced natural gas costs during the repair period.

                                                               Three Months Ended March 31
-------------------------------------------------------------------------------------------------
($ thousands, except as indicated)                                       2006         2005
-------------------------------------------------------------------------------------------------
Operating Expenses For Bitumen Sold
    Operating Expense - Income Statement                               63,930       59,143 (2)
    Operating Expense - Inventoried                                    (1,631)         788
    Total Operating Expenses For Bitumen Sold                          62,296       59,931
=================================================================================================
Sales (barrels per day)
    Total Synthetic Crude Sales                                        37,188       34,488
    Purchased Upgrader Blend Stocks                                    10,687        8,314
    Synthetic Crude Sales Excluding Blend Stocks                       26,501       26,174
Operating Expenses Per Processed Barrel ($/bbl) (1)                     26.12        25.44 (2)
=================================================================================================

(1) Operating Expenses Per Processed Barrel ($/bbl) is calculated as Total Operating Expenses For Bitumen Sold divided by Synthetic Crude Sales Excluding Blend Stocks.
(2) Amount restated to reflect $45 thousand reclassified to Research and Business Development previously accounted for as operating expenses.

     The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blend stocks, for the relevant period. The calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

Royalties

Royalties of $0.6 million in the first quarter of 2006 remained unchanged from the first quarter of 2005. Year-over-year amounts are consistent as a result of higher deemed bitumen royalty prices, offset by lower production volumes. Compared to the fourth quarter of 2005, royalties decreased $0.4 million in the first quarter of 2006, primarily the result of a decrease in production volumes partially offset by higher deemed bitumen prices.

CORPORATE RESULTS

Research and Business Development Expense

Western incurred $6.0 million in research and business development expenses in the first quarter of 2006, $3.8million of which relates specifically to AOSP-related research and development projects. This compares to $0.7 million recorded for research and business development expenses in the first quarter of 2005. The increase is the result of additional efforts in research and business development.

General and Administrative Expense

General and administrative expenses ("G&A") were $3.9 million for the first quarter of 2006 compared to $1.9 million (restated to reflect $0.7 million reclassified to Research and Business Development) for the first quarter of 2005. This increase is due to the increased number of employees within Western, together with additional consulting costs for various corporate initiatives.

Insurance Expense

Insurance expenses were $2.7 million for the first quarter of 2006 compared to $1.9 million in the first quarter of 2005. Insurance expenses were higher compared to the prior year period due to additional premiums associated with increased levels of coverage, partially offset by the strengthening of the

Canadian dollar as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars.

Interest Expense

Interest expense totaled $13.0 million in the first quarter of 2006 compared to $15.1 million in the first quarter of 2005. First quarter 2006 interest expense is comprised of $11.3 million related to interest charges on debt obligations (Q1-2005 - $14.5 million), $0.7 million (Q1-2005 - $0.5 million) on capital lease obligations and $1.0 million (Q1-2005 - nil) on the option premium liability. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005, and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

     The 14 per cent decrease in total interest expense compared to the first quarter of 2005 is largely the result of the Canadian dollar strengthening against the US dollar during this period compared to the prior year period, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars, and the significant reduction in the Revolving Credit Facility over the comparable period. Interest expense decreased by $0.8 million in the first quarter of 2006 compared to the fourth quarter of 2005 due to a further decrease in the balance drawn on the Revolving Credit Facility, together with lower negotiated interest rates on the Revolving Credit Facility, partially offset by a marginal weakening of the Canadian dollar during the first quarter against the US dollar.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization ("DD&A") totaled $10.5 million for the first quarter of 2006 and was equivalent to the first quarter of 2005. Year-over-year amounts are comparable due to similar production levels over both time periods, together with reasonably similar reserve bases used in calculating the unit of depletion.

Foreign Exchange

During the first quarter of 2006, Western reported a foreign exchange loss of $0.4 million compared to a loss of $2.9 million in the first quarter of 2005. This loss is as a result of the marginal weakening of the Canadian dollar against the US dollar compared to the previous quarter's month-end noon-day rate. Western's long-term notes and option premium liability are converted at the month-end noon-day rate. As reference points, the noon-day closing foreign exchange rate on March 31, 2006 was $0.8568 US/Cdn compared to $0.8577 US/Cdn on December 31, 2005 and $0.7631 US/Cdn on March 31, 2005. The average rate for the first quarter of 2006 was $0.8659 US/Cdn compared to $0.8155 US/Cdn for the prior year period and $0.8524 US/Cdn for the fourth quarter of 2005.

Risk Management Activities

Western's initial fixed price hedging program expired on December 31, 2005. Western has no risk management activities associated with fiscal 2006 and, as such, crude oil price realizations in the first quarter of 2006 were not impacted by risk management activities. Realizations in the first quarter of 2005 were negatively impacted by $11.85 per barrel due to risk management activities.

                                                          Three Months Ended March 31
(Unaudited)                                                         2006         2005
-----------------------------------------------------------------------------------------
Decrease in Revenue ($ thousands)                                      -       36,794
Decrease in Revenue ($/bbl)                                            -        11.85
=========================================================================================

     In the third quarter of 2005, Western implemented strategic crude oil hedges in order to provide greater cash flow certainty during those years where significant AOSP expansion capital expenditures are expected. Western employed a collar strategy whereby a series of put and call options were purchased and sold with a number of major financial institutions. The program established a weighted average floor price of US$52.42 on 20,000 barrels per day and a ceiling price of US$92.41 on an average 13,333 barrels per day for the period January 2007 through to December2009.

     Western is not utilizing hedge accounting treatment under Canadian GAAP for this program and, as a result, certain mark-to-market adjustments will flow through our financial statements. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the period ended March 31, 2006, Western's risk management assets decreased significantly in value from the amount recorded as at December 31, 2005, resulting in a mark-to-market loss of $67.7 million ($44.7 million net of tax) primarily due to the significant strengthening in WTI prices during the quarter. This loss does not impact stated cash flow from operations.

                                                             Three Months Ended March 31
(Unaudited) ($ thousands)                                              2006         2005
-----------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period                          98,426            -
Net Premium                                                               -            -
Decrease in Fair Value                                               67,724            -
Risk Management Asset - End of Period                                30,702            -
=========================================================================================

Income Taxes

For the first quarter of 2006, Western had an income tax recovery of $9.9 million compared to an expense of $0.06million for the same period last year. This reflects the tax recovery largely generated from the risk management loss partially reduced by the future income tax expense from Western's other net earnings.

Net Loss

During the first quarter of 2006, Western reported a net loss of $21.6 million ($0.13 per share) compared to a net loss of $1.9 million ($0.01 per share) in the first quarter of 2005. The net loss in the first quarter of 2006 includes the impact of $67.7 million ($44.7 million net of tax) in risk management losses, in addition to $0.6 million ($0.5million net of tax) in foreign exchange losses on our US dollar denominated debt and option premium liability.

     The following table provides the reconciliation between Net Loss, Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

Reconciliation: Net Loss to EBITDAX                                      Three Months Ended March 31
($ thousands)                                                                      2006         2005
-----------------------------------------------------------------------------------------------------
Net Loss                                                                        (21,575)      (1,944)
Add (Deduct):
    Depreciation, Depletion and Amortization                                     10,546       10,498
    Accretion on Asset Retirement Obligation                                        155          141
    Stock-based Compensation                                                      1,791          641
    Unrealized Foreign Exchange Loss                                                636        2,700
    Unrealized Risk Management Loss                                              67,724            -
    Future Income Tax Recovery                                                  (10,383)        (648)
    Interest Expense on Option Premium Liability                                    952            -
    Cash Settlement on Performance Share Units                                   (2,076)        (596)
    Cash Settlement on Asset Retirement Obligation                                    -          (22)
Cash Flow From Operations, Before Changes in Non-Cash Working Capital            47,770       10,770
Add (Deduct):
    Interest (excluding interest on Option Premium Liability)                    12,077       15,086
Realized Foreign Exchange Loss (Gain)                                              (266)         234
Large Corporations Tax                                                              443          708
Cash Settlement on Performance Share Units                                        2,076          596
Cash Settlement on Asset Retirement Obligation                                        -           22
EBITDAX                                                                          62,100       27,416
=====================================================================================================

     EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) was $62.1 million for the first quarter of 2006, reflecting a 127 per cent increase over the $27.4 million recorded for the first quarter of 2005. First quarter 2006 EBITDAX decreased $22.4 million compared to the fourth quarter of 2005. The improvement in EBITDAX from the previous year's comparative quarter is mainly the result of the increase in the average synthetic crude oil sales price due to higher WTI prices and the absence of fixed priced swaps, offset by one-time charges associated with the repairs to address the operational issues encountered during the first quarter, along with higher variable costs which are correlated to higher WTI prices. The decrease in EBITDAX from the prior quarter is primarily the result of lower than anticipated production, partially offset by higher realized sales prices and the expiry of the fixed price hedging program in December 2005.

     Cash flow from operations before changes in non-cash working capital ("cash flow from operations") was $47.8million for the first quarter of 2006 compared to $10.8 million in the first quarter of 2005. First quarter 2006 cash flow from operations decreased $22.6 million over the fourth quarter of 2005. This decrease is the result of lower bitumen production, partially offset by an increase in the average synthetic crude oil sales price.

FINANCIAL POSITION

Bank Debt

During the first quarter of 2006, Western repaid $41 million on its $340 million Revolving Credit Facility (the "Revolving Credit Facility") bringing the amount outstanding to nil as a result of positive cash flow from operations during the quarter.

     Western has previously communicated that the total capacity of the Revolving Credit Facility was limited to $299million based on certain covenants. This ceiling is a function of the before tax net present value of Western's share of the proved reserves associated with the Project based on a constant price discounted at 10 per cent. As a result of Western's most recent independent appraisal of the value associated with our proved reserves, we have access to the full $340 million capacity under the Revolving Credit Facility. Western's debt to total capitalization as at March 31, 2006 equaled 49 per cent compared to 60 per cent as at March 31, 2005.

Capital Expenditures

Western's capital expenditures totaled $35.3 million in the first quarter of 2006 compared to $17.6 million in the first quarter of 2005. Capital expenditures in the first quarter of 2006 included $10.9 million for production optimization programs and AOSP project capital, $3.2 million for sustaining capital, $19.2 million for expansion related capital, $0.8 million for new business development and $1.2 million for other corporate expenditures.

Analysis of Cash Resources

Cash balances totaled $15.7 million at March 31, 2006 compared to $5.7 million at March 31, 2005. During the quarter, Western repaid the entire outstanding balance under its Revolving Credit Facility and, as a result, excess free cash flow will be accumulated on the balance sheet to fund the upcoming turnaround in the short term. Longer term, excess free cash flow will be applied to future capital commitments relating to the first expansion phase. Cash inflows included: $47.8 million in cash flow from operations and $2.6 million from the exercise of employee stock options and a $36.5 million increase in non-cash working capital. Cash outflows included: capital expenditures of $35.3 million, long-term debt repayment of $41.0 million and repayment of obligations under capital lease and deferred charges of $0.3 million.

     During the first quarter of 2006, the increase in non-cash working capital was the result of a $25.7 million decrease in accounts receivable, a $21.0 million increase in accounts payable and a $0.7 million decrease in prepaid expenses, offset by a $10.9 million increase in inventory. The decrease in accounts receivable is the result of decreased sales volumes stemming from the unplanned outage during the quarter. The increase in accounts payable reflects an additional three months of accrued interest on the US denominated debt and increased accruals related to both oil sands and marketing feedstocks costs. Inventory is higher as a result of additional barrels of finished product in inventory, together with higher production costs associated with these barrels.

Insurance Claims

There were no new developments during the first quarter of 2006 with respect to Western's ongoing arbitration proceedings concerning the Cost Overrun and Project Delay insurance policy, known as Section IV. Western anticipates that formal arbitration hearings will commence during 2007.

Flow-Through Shares

Related to the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. Commencing in the latter part of the year, discussions were held between the AOSP and the Canada Revenue Agency ("CRA") regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. If the CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western's obligations under the indemnity provisions in the subscription agreements and, in turn, will impact Western's reported results. The subscription agreements for such flow through shares stipulate that Western has indemnified subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada).

OUTLOOK FOR THE REMAINDER OF 2006

As evidenced by record production levels set during 2005 and rates achieved following the replacement of the conveyer belt, the AOSP is already seeing the benefits of numerous production optimization initiatives completed to date. Over the course of 2006, Western will continue to allocate capital to production optimization initiatives as the Project works towards achieving reliable and sustainable production volumes.

     The AOSP will undertake its first full plant turnaround during the second quarter of 2006. It is anticipated that production will quickly return to levels achieved leading up to the turnaround which were well above stated design rates. In addition, we look forward to potentially benefiting from additional production optimization resulting from the full plant turnaround. Consequently, Western is maintaining its production guidance of 29,000 to 30,000 barrels per day for 2006.

AOSP Expansion Update

The AOSP continues to make solid progress on the first expansion phase. We are moving methodically towards completing the third and final gate of the gating process, the culmination of which will be a final investment decision. This final gate more narrowly defines the scope of the expansion, in addition to estimating the capital cost to a higher degree of certainty. In the third quarter of 2006, it is anticipated that Western will seek final Board approval of the first expansion phase and, at that time, we will be in a position to book additional reserves associated with the east side of Lease13.

Resources

Western recently outlined the total land base in the Athabasca region in which we have rights to participate. This land position represents acreage with unevaluated land, resources and reserves. As Western moves closer to the extraction of bitumen resources on the various leases, further delineation and classification of the recoverable barrels will ensue. Western's right to participate in the mineable oil sands leases held by Shell (namely leases 13, 90, 88, 89 and 9), and excluding those acquired in 2005, has not changed materially in total; however, the barrels associated with specific leases has been adjusted to reflect certain property swaps to ensure a contiguous land position in order to facilitate a viable mining plan. Additional core hole drilling to further understand the quality and extent of the ore and changes in evaluation processes and procedures used to define in-place resources has also provided a refinement of the resource potential.

Business and Financial Risks

Western is subject to a number of business and financial risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2005 Annual Report and Annual Information Form, which are available on the Company's website.

Non-GAAP Financial Measures

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains or losses on risk management activities ("EBITDAX"), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings per Share and Net Earnings Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

BALANCE SHEETS
                                                                As at March 31,   As at December 31,
(Unaudited) ($ thousands)                                                  2006                 2005
-----------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash                                                                  15,746                5,590
   Accounts Receivable                                                   61,713               87,398
   Inventory                                                             31,982               21,083
   Prepaid Expense                                                        8,686                9,355
   Risk Management (note 12)                                              1,933                    -
                                                                        120,060              123,426
Property, Plant and Equipment (note 1)                                1,378,524            1,352,605
Risk Management (note 12)                                                28,769               98,426
Deferred Charges                                                         15,423               16,063
                                                                      1,422,716            1,467,094

                                                                      1,542,776            1,590,520
=====================================================================================================
Liabilities
Current Liabilities
   Accounts Payable and Accrued Liabilities                             122,320              101,303
   Current Portion of Lease Obligations (note 3)                          3,192                3,396
   Current Portion of Option Premium Liability (note 4)                   6,065                    -
                                                                        131,577              104,699
Long-term Liabilities
   Long-term Debt (note 2)                                              525,195              565,655
   Lease Obligations (note 3)                                            56,171               55,809
   Option Premium Liability (note 4)                                     80,399               85,416
   Asset Retirement Obligation (note 5)                                   9,249                9,094
   Future Income Tax (note 10)                                           46,062               56,445
                                                                        717,076              772,419
                                                                        848,653              877,118
Shareholders' Equity
Share Capital (note 6)                                                  551,742              548,747
Contributed Surplus (note 9)                                              2,775                3,474
Retained Earnings                                                       139,606              161,181
                                                                        694,123              713,402

                                                                      1,542,776            1,590,520
=====================================================================================================
Commitments and Contingencies (note 11)

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Three Months Ended March 31
(Unaudited) ($ thousands, except amounts per share)                        2006                 2005
-----------------------------------------------------------------------------------------------------
Revenues (note 12)                                                      207,760              166,132
Less Purchased Feedstocks and Transportation                             68,512               74,389
                                                                        139,248               91,743
Expenses
   Operating                                                             63,930               59,143
   Research and Business Development                                      6,022                  687
   Royalties                                                                640                  661
   General and Administrative                                             3,892                1,939
   Insurance                                                              2,664                1,897
   Interest (note 8)                                                     13,029               15,086
   Stock-based Compensation (note 9)                                      1,791                  641
   Accretion on Asset Retirement Obligation (note 5)                        155                  141
   Depreciation, Depletion and Amortization                              10,546               10,498
                                                                        102,669               90,693
Net Earnings Before Other Income and Income Taxes                        36,579                1,050
Other Expense
   Foreign Exchange Loss                                                    370                2,934
   Risk Management Loss (note 12)                                        67,724                    -
Net Loss Before Income Taxes                                            (31,515)              (1,884)
Income Tax (Recovery) Expense (note 10)                                  (9,940)                  60
Net Loss                                                                (21,575)              (1,944)
Retained Earnings at Beginning of Period                                161,181               11,732

Retained Earnings at End of Period                                      139,606                9,788

Net Loss Per Share (note 7)
   Basic and Diluted                                                      (0.13)               (0.01)
=====================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31
(Unaudited) ($ thousands)                                                  2006                 2005
-----------------------------------------------------------------------------------------------------
Cash Provided by (Used In)

Cash From Operating Activities
   Net Loss                                                             (21,575)              (1,944)
Non-cash Items
   Stock-based Compensation (note 9)                                      1,791                  641
   Accretion on Asset Retirement Obligation (note 5)                        155                  141
   Depreciation, Depletion and Amortization                              10,546               10,498
   Interest Expense on Option Premium Liability (note 4)                    952                    -
   Unrealized Loss on Risk Management (note 12)                          67,724                    -
   Unrealized Foreign Exchange Loss (notes 2 and 4)                         636                2,700
   Future Income Tax Recovery (note 10)                                 (10,383)                (648)
Cash Items
   Cash Settlement of Asset Retirement Obligation (note 5)                    -                  (22)
   Cash Settlement of Performance Share Unit Plan (note 9)               (2,076)                (596)
Cash Flow From Operations                                                47,770               10,770
Decrease (Increase) in Non-cash Working Capital (note 13)                13,368               (5,443)
                                                                         61,138                5,327
Cash From (Used In) Financing Activities
   Issue of Share Capital (note 6)                                        2,581                  801
   (Repayment) Issue of Long-term Debt, Net                             (41,000)              13,000
   Repayment of Obligations Under Capital Lease                            (336)                (335)
                                                                        (38,755)              13,466
Cash Invested
   Capital Expenditures                                                 (35,331)             (17,554)
   Decrease in Non-cash Working Capital (note 13)                        23,104                  725
                                                                        (12,227)             (16,829)
Increase in Cash                                                         10,156                1,964
Cash at Beginning of Period                                               5,590                3,715

Cash at End of Period                                                    15,746                5,679
=====================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts in $ thousands, except for share amounts)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.


1. PROPERTY, PLANT AND EQUIPMENT

                                                            Accum.
March 31, 2006                                   Cost        DD&A*          Net
--------------------------------------------------------------------------------

Athabasca Oil Sands Project
    Producing Assets                        1,366,110     (114,456)   1,251,654
    Capital Leases                             52,705       (4,670)      48,035
    Expansions                                 57,431            -       57,431
                                            1,476,246     (119,126)   1,357,120
Corporate and Other                            22,850       (1,446)      21,404
                                            1,499,096     (120,572)   1,378,524
================================================================================

                                                            Accum.
December 31, 2005                                Cost        DD&A*          Net
--------------------------------------------------------------------------------

Athabasca Oil Sands Project
    Producing Assets                        1,350,436     (105,010)   1,245,426
    Capital Leases                             52,705       (4,294)      48,411
Expansions                                     38,235            -       38,235
                                            1,441,376     (109,304)   1,332,072
Corporate and Other                            21,895       (1,362)      20,533
                                            1,463,271     (110,666)   1,352,605
================================================================================

* Accumulated Depreciation, Depletion and Amortization

At March 31, 2006, the Producing Assets in the Athabasca Oil Sands Project (the "AOSP") include asset retirement costs of $7.1 million ($7.0 million - 2005). Costs not currently subject to depreciation, depletion and amortization include $62.6 million relating to the AOSP and $16.3 million relating to Corporate and Other, as the projects associated with these costs were not substantially complete and there has been no commercial production associated with these projects.


2. LONG-TERM DEBT

                                                       March 31,   December 31,
                                                            2006           2005
--------------------------------------------------------------------------------

US $450 million Senior Secured Notes                     525,195        524,655
Revolving Credit Facility                                      -         41,000
                                                         525,195        565,655
================================================================================


The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes for the three month period ended March 31, 2006 was $0.5 million (March 31, 2005 - $2.7 million unrealized foreign exchange loss). As at March 31, 2006, a total of $183.7 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.

     Under the terms of the Notes, there is a limit on the amount available for drawdown on the Revolving Credit Facility. This limit is determined as a function of the net present value of future cash flows before income taxes discounted at 10 per cent from the Corporation's proved reserves determined on a constant pricing basis by the independent reserve evaluators. As a result of the reserves evaluation, the amount available for drawdown for general corporate purposes increased from $299 million to the full $340 million limit.


3. LEASE OBLIGATIONS
                                                      March 31,    December 31,
                                                           2006            2005
--------------------------------------------------------------------------------

Obligations Under Capital Lease                          49,933          50,266
Operating Lease Guarantee Obligation                      9,430           8,939
                                                         59,363          59,205
Less: Current Portion                                    (3,192)         (3,396)
                                                         56,171          55,809
================================================================================

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP. Repayments of the principal obligation are $1.3 million per year and are scheduled to remain at that level until repaid.

     Under the Operating Lease for Mobile Equipment, the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three month period ended March 31, 2006, the Corporation paid $0.2 million, in regard to this obligation (March 31, 2005 - $1.4 million).


4. OPTION PREMIUM LIABILITY

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 12(b) until the settlement of the option contracts between 2007 and 2009. The total net premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%. During the three month period ended March 31, 2006, $1.0 million of interest expense was recognized (March 31, 2005 - nil). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the option premium liability for the three months ended March 31, 2006 was $0.1 million (March 31, 2005 - nil).

     The following table presents the  reconciliation of the net Option Premium
Liability:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Option Premium Liability at Beginning of Period            85,416            -
Interest Expense                                              952            -
Unrealized Foreign Exchange Loss                               96            -
Option Premium Liability at End of Period                  86,464            -
Less: Current Portion                                      (6,065)           -
                                                           80,399            -
===============================================================================


5. ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Asset Retirement Obligations at Beginning of Period         9,094        8,191
Liabilities Settled                                             -          (22)
Accretion on Asset Retirement Obligation                      155          141
Asset Retirement Obligations at End of Period               9,249        8,310
===============================================================================


6. SHARE CAPITAL

The  number  of  common  shares  and  stock  options   outstanding   reflect  a
three-for-one split of the Corporation's common shares on May 30, 2005.

Issued and Outstanding
                                                        Number of
                                                           Shares       Amount
-------------------------------------------------------------------------------

Common Shares
Balance at December 31, 2005                          160,518,041      548,747
Issued for Cash                                           552,108        2,581
Exercise of Stock Options Previously Recognized                 -          414
Total Share Capital at March 31, 2006                 161,070,149      551,742
===============================================================================

Outstanding
Stock Options                                           3,762,514
-------------------------------------------------------------------------------
Diluted Shares at March 31, 2006                      164,832,663
===============================================================================


7. NET EARNINGS PER SHARE

The basic and diluted weighted average number of common shares outstanding, both current and prior period, reflect a three-for-one stock split of the Corporation's common shares on May 30, 2005. The basic weighted average number of common shares for the three month period ended March 31, 2006 is 160,568,322 (March 31, 2005 - 159,958,482). Due to a loss for the three month period ended March 31, 2006 and 2005, no incremental shares were included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

8. INTEREST EXPENSE

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Interest on Long-term Debt                                 11,331       14,539
Interest on Obligations Under Capital Lease                   746          547
Interest on Option Premium Liability                          952            -
                                                           13,029       15,086
===============================================================================

Cash interest paid for the three month period ended March 31, 2006 was $1.3 million (March 31, 2005 - $5.0 million). Cash interest received for the three month period ended March 31, 2006 was $0.1 million (March 31, 2005 - nil).


9. STOCK-BASED COMPENSATION (a) Stock Option Plan

Under the Corporation's stock-based compensation plan, 787,540 options were granted during the three month period ended March 31, 2006 at an average exercise price of $33.62 (March 31, 2005 - 191,670 options at an average exercise price of $19.78). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The Corporation uses sources such as Bloomberg L.P. to determine certain assumptions. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Granted                                                   787,540      191,670
Weighted-average Fair Value                             $   16.00     $   6.85
Risk Free Interest Rate                                     4.11%        4.06%
Expected Life (in Years)                                     6.00         6.00
Expected Volatility                                           43%          26%
Dividend Per Share                                              -            -
===============================================================================

(b) Performance Share Unit Plan

Under the Performance Share Unit Plan ("PSUP"), 63,111 units vested during the three months ended March 31, 2005 (March 31, 2005 - 33,093) and the required common shares were distributed to the PSUP unit holders. The common shares were acquired from the secondary market at an average price of $32.89 per share (March 31, 2005 - $17.75).

     The following table presents the reconciliation of the number of PSUs:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Outstanding at Beginning of Period                        160,128       99,291
Granted                                                   122,645      113,880
Exercised                                                 (63,111)     (33,093)
Cancelled                                                    (160)     (16,746)
Outstanding at End of Period                              219,502      163,332
===============================================================================

(c) Deferred Share Unit Plan

Under the Deferred Share Unit Plan ("DSUP"), $0.1 million in compensation expense was recorded for the three month period ended March 31, 2006 (March 31, 2005 - nil) in General and Administrative Expenses. No Deferred Share Units ("DSU") were redeemed for cash or shares of the Corporation for the three month period ended March 31, 2006 and 2005. The Corporation had 5,462 DSUs outstanding at March 31, 2006 (March 31, 2005 - nil).

(d) Stock-Based Compensation

For the three month period ended March 31, 2006, the Corporation recognized $1.8 million (March 31, 2005 - $0.6million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. The compensation expense is comprised of $0.8 million (March 31, 2005 - $0.2 million) in respect to the Corporation's stock option plan and $1.0 million (March 31, 2005 - $0.4 million) in respect to the Corporation's Performance Share Unit Plan. Under CICA 3870, no compensation expense is required to be recognized for stock options granted before January1, 2003. Had compensation expense been determined based on the fair value method for awards granted on or after December 31, 2001 but before January 1, 2003, the Corporation's net earnings and net earnings per share would have been adjusted to the proforma amounts indicated below:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Net Loss - As Reported                                    (21,575)      (1,944)
Compensation Expense                                          135          220
Net Loss - Pro Forma                                      (21,710)      (2,164)
-------------------------------------------------------------------------------
Basic Loss Per Share
    As Reported                                             (0.13)       (0.01)
    Pro Forma                                               (0.14)       (0.01)
===============================================================================

(e)  Contributed Surplus

The following table presents the reconciliation of Contributed Surplus:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Contributed Surplus Beginning of Period                     3,474        1,245
Stock-based Compensation Expense                            1,791          641
Cash Settlement of Performance Share Unit Plan             (2,076)        (596)
Exercise of Stock Options Previously Recognized              (414)           -
Contributed Surplus End of Period                           2,775        1,290
===============================================================================


10. INCOME TAX

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Large Corporations Tax                                        443          708
Future Income Tax Recovery                                (10,383)        (648)
Income Tax (Recovery) Expense                              (9,940)          60
===============================================================================

The future income tax liability consists of:
                                                        March 31, December 31,
                                                             2006         2005
-------------------------------------------------------------------------------

Future Income Tax Assets
    Unrealized Loss on Risk Management                     18,747            -
    Net Losses Carried Forward                              3,606        4,707
    Share Issue Costs                                         869          973
    Impairment of Long-lived Assets                           796          796
Future Income Tax Liabilities
    Capital Assets in Excess of Tax Values                (51,386)     (39,924)
    Unrealized Foreign Exchange Gain                      (15,409)     (15,500)
    Unrealized Gain on Risk Management                          -       (4,374)
    Debt Issue Costs                                       (3,285)      (3,123)
Net Future Income Tax Liability                           (46,062)     (56,445)
===============================================================================

     The following table reconciles income taxes calculated at the Canadian statutory rate of 35.62% (2005 - 37.62%) with actual income taxes:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Net Loss Before Income Taxes                              (31,515)      (1,884)
Income Tax Recovery at Statutory Rate                     (11,226)        (709)
Effect of Tax Rate Changes and Timing of Use                  665          433
Non-taxable Portion of Foreign Exchange Loss                  101          562
Non-deductible Expenses                                       196            -
Resource Allowance                                            (23)        (934)
Stock-based Compensation                                      (96)           -
Large Corporations Tax                                        443          708
Income Tax (Recovery) Expense                              (9,940)          60
===============================================================================


11. COMMITMENTS AND CONTINGENCIES

(i) Insurance Claims

The Corporation has various outstanding claims under the insurance coverage provided in its Joint Venture construction policies. These claims include a loss of profits claim stemming from the fire at the Muskeg River Mine (the "Mine") on January 6, 2003, commonly referred to as Section III; a physical property damage claim stemming from the same fire at the Mine, commonly referred to as Section I; and a cost overrun and project delay claim, commonly referred to as Section IV. During the year ended December 31, 2005, the AOSP reached a settlement in respect of the insurance coverage provided under
Section III. The Corporation received $19.4 million as part of this settlement and has also finalized the terms of a contingent settlement for its remaining share of the settlement proceeds in the amount of $24.6 million from those insurance underwriters that also subscribed to the Section IV. The Corporation had previously received $16.1 million in respect to the coverage provided under
Section I.  However,  those  insurance  underwriters  that were involved in the
Section IV claim again withheld their portion of the Section I claim totaling $19.4 million. The remaining settlement that has not been received under either
Section I or III would become payable to the Corporation in the event that it is successful in the arbitration proceedings that are presently ongoing against these Section IV insurance underwriters. Arbitration proceedings under Section IV of the Policy have been initiated to resolve the disputes with insurers surrounding this claim for payment. Following these arbitration hearings, the Corporation would expect to receive a binding decision from the panel with respect to the claim. In order to preserve its rights under the Policy, the Corporation filed a Statement of Claim in the Court of Queen's Bench of Alberta against the defendant insurance underwriters and the broker for the full limit of the Policy, namely $200 million, and is also seeking interest and aggravated and punitive damages.

     The related settlements of both Section I and Section III have been credited to property, plant and equipment, as these claims relate to costs that were capitalized in association with repairing the assets damaged by the fire or those capitalized prior to the commercial operations.

     No amounts, other than those collected at December 31, 2005, have been recognized in these statements relating to insurance policies nor will an amount be recognized until the proceeds are received.

(ii) Flow-Through Shares

In connection with the issuance of flow through shares in 2001 and 2002, the Corporation renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the subscription agreements for such flow-through shares, the Corporation has agreed to indemnify subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada). Discussions between the AOSP and the Canada Revenue Agency ("CRA") are ongoing with respect to the proper characterizations of certain expenditures included in the Canadian exploration expenses in those years. If the CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact the Corporation's obligations under the indemnity provisions in these subscription agreements.

(iii) Other

The Corporation, in association with its 20 per cent ownership of the AOSP, is a joint defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Corporation believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.


12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. Certain of these commodity-pricing agreements were accounted for as hedges, as they qualified for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

(a) Hedge Accounting

There were no crude swap positions in place during the three months ended March 31, 2006 as the crude oil swaps were completed in 2005. For the three month period ended March 31, 2005, the Corporation's revenues were reduced by $36.8 million from crude oil price hedging losses.

(b) Fair Value Accounting

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009. As at March 31, 2006, the Corporation had outstanding the following put and call options:

                                             2007         2008         2009
------------------------------------------------------------------------------

Barrels Per Day
    Put Options Purchased                  20,000       20,000       20,000
    Call Options Sold                      10,000       15,000       15,000
US$ Per Barrel
    Average Put Strike Price                US$52.50     US$54.25     US$50.50
    Average Call Strike Price               US$92.50     US$94.25     US$90.50
==============================================================================

     The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. During the three month period ended March 31, 2006, the Corporation recognized an unrealized loss of $67.7million (March 31, 2005 - nil) on the Risk Management Asset, marking it to the fair value at the end of the period. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

     The following  table presents the  reconciliation  of the Risk  Management
Asset:

Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Risk Management Asset at Beginning of Period               98,426            -
Decrease in Fair Value                                    (67,724)           -
Risk Management Asset at End of Period                     30,702            -
Less: Current Portion                                      (1,933)           -
                                                           28,769            -
===============================================================================


13. CHANGES IN NON-CASH WORKING CAPITAL
Three Months Ended March 31                                  2006         2005
-------------------------------------------------------------------------------

Source/(Use)
Operating Activities
    Accounts Receivable                                    25,685       (7,320)
    Inventory                                             (10,899)     (11,362)
    Prepaid Expense                                           669         (655)
    Accounts Payable and Accrued Liabilities               (2,087)      13,894
                                                           13,368       (5,443)
===============================================================================
Investing Activities
    Accounts Payable and Accrued Liabilities               23,104          725
===============================================================================

CORPORATE INFORMATION

OFFICERS

James C. Houck
President and Chief Executive Officer

Steve D. L. Reynish
Executive Vice President and
Chief Operating Officer

David A. Dyck
Senior Vice President, Finance and
Chief Financial Officer

Charles W. Berard
Corporate Secretary


SENIOR MANAGEMENT

John Frangos
Corporate Development

M. Simon Hatfield
Vice President and Managing Director,
Oil &Gas

Jack D. Jenkins
Vice President, Corporate Planning
& Human Resources

Gerry Luft
Vice President, Downstream

Ray Morley
Vice President, Business Development

Guy J. Turcotte
Chairman of the Board,
Western Oil Sands Inc.
Calgary, Alberta

Geoffrey A. Cumming
Lead Director
Vice Chairman,
Gardiner Group Capital Limited
Toronto, Ontario
Deputy Chairman,
Emerald Capital Limited
Auckland, New Zealand

David J. Boone
President and Director,
Escavar Energy
Calgary, Alberta

Tullio Cedraschi
President and Chief Executive Officer,
CN Investment Division
Montreal, Quebec

James C. Houck
President and Chief Executive Officer,
Western Oil Sands Inc.
Calgary, Alberta

Oyvind Hushovd
Chairman,
Gabriel Resources Limited
Kristiansand, Norway

John W. Lill
Executive Vice President and Chief Operating Officer,
Dynatec Corporation
Richmond Hill, Ontario

Randall Oliphant
Chairman and Chief Executive Officer,
Rockcliff Group Limited
Toronto, Ontario

Robert G. Puchniak
Executive Vice President and Chief Financial Officer,
James Richardson & Sons Limited
Winnipeg, Manitoba

Mac H. Van Wielingen
Co-Chairman,
ARC Financial Corporation
Calgary, Alberta

HEAD OFFICE

Suite 2400, Ernst & Young Tower
440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Phone: (403) 233-1700
Fax: (403) 296-0122

WEBSITE

www.westernoilsands.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL

Macleod Dixon LLP
Calgary, Alberta

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Washington, D.C., USA

INDEPENDENT EVALUATORS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Norwest Corporation
Calgary, Alberta

REGISTRAR AND
TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol:WTO